U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING
                                 FOR FORM 10-KSB

    For Period Ended                            Commission File No. 0-15224
     June 30, 2005                                CUSIP No. 0074223 06 5

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of a filing above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

                       ADVANCE DISPLAY TECHNOLOGIES, INC.
                            (Full Name of Registrant)

                    7334 So. Alton Way, Building 14, Suite F
                            Englewood, Colorado 80112
                     (Address of Principal Executive Office)

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portions thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

State below in reasonable detail the reasons why the Forms 10-KSB, 20-F, 11-K, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

      The Company's efforts to refocus its energies on its longstanding business, namely, the development and distribution of fiber optic and LED display screen systems for out of home advertising, including a program to enable commercial assembly, coupled with the Company's limited management and administrative resources, have delayed the completion of the Company's fiscal year end financial statements and other information required for the Form 10-KSB. Accordingly, the Company cannot file the subject report within the prescribed time period without incurring unreasonable effort or expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

      Matthew W. Shankle (303) 267-0111

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

      |X| Yes          |_| No

(3) Is it anticipated that any significant change in results of operation from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

      |X| Yes          |_| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report an increase in net losses for the fiscal year ended June 30, 2005 over those reported for the fiscal year ended June 30, 2004 of approximately 27%. This increase is primarily due to charges to interest expense related to the issuance of revolving, convertible, redeemable promissory notes with a conversion rate lower than the then current Common Stock price.

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

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                       Advance Display Technologies, Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  September 29, 2005                    By:/s/ Matthew W. Shankle
                                                --------------------------------
                                                Matthew W. Shankle, President

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